EXHIBIT 99.1

Lombard Medical to Present at Upcoming Investor Conferences

IRVINE, Calif., March 2, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that CEO Simon Hubbert is scheduled to present at the following upcoming investor conferences:

  The ROTH Annual Conference on March 9, 2015, at 8:00 a.m. PT in Dana Point, CA.
  The Barclays Global Healthcare Conference on March 12, 2015, at 8:30 a.m. ET in Miami, FL.

A live audio webcast of the presentations at these conferences will be available on the Events and Presentations page of the Investors section of Lombard Medical's website at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine-based medical device company focused on device solutions for the $1.6 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. For more information, please visit www.lombardmedical.com.

CONTACT: For further information:
         Lombard Medical, Inc.
         William J. Kullback, Chief Financial Officer
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Susan Heins (Media)
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
         Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000